EX. 99.28(d)(2)(vi)

JNL/AQR Risk Parity Fund Ltd.

Amendment to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC And

AQR Capital Management, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and AQR Capital Management, LLC, a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”).

Whereas, JNL/AQR Risk Parity Fund Ltd. (the “Company”) is a wholly owned subsidiary of the JNL/AQR Risk Parity Fund organized as a company exempt from tax under the laws of the Cayman Islands.

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the Company.

Whereas, the Parties have agreed to amend the following section of the Agreement:

Section 11. “Duration and Termination.”

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

i.	Section 11. “Duration and Termination.” is hereby deleted and replaced in its entirety with the following:

11.
Duration and Termination.  The Agreement will become effective as to the Company upon execution or, if later, on the date that initial capital for the Company is first provided to it and, unless sooner terminated as provided herein, will continue in effect through December 31, 2015.  Thereafter, if not terminated, this Agreement will continue for successive periods of 12 months through December 31, 2017, and thereafter will continue from year to year through September 30th, provided that such continuation is specifically approved at least annually by the Board of Directors.  Notwithstanding the foregoing, this Agreement may be terminated at any time, without the payment of any penalty, on sixty days’ written notice by the Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment. Sections 9 and 10 herein shall survive the termination of this Agreement.

ii.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

iii.
Each Party represents and warrants to the other that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

iv.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective December 13, 2017.

Jackson National Asset Management, LLC		AQR Capital Management, LLC

By:	/s/ Mark D. Nerud	By:	/s/ Nicole DonVito
Name:	Mark D. Nerud	Name:	Nicole DonVito
Title:	President and CEO	Title:	Senior Counsel & Head of Registered Products